Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
February 24, 2025

This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2024, dated February 24, 2025, should be read in conjunction with the Company’s 2024 audited consolidated financial statements and related notes for the year ended December 31, 2024. Our 2024 audited consolidated financial statements and related notes are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Stantec's report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff) is available on SEDAR+ at sedarplus.ca and available on the Company's website at stantec.com. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this MD&A.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the 2024 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections of this MD&A).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management's Discussion and Analysis
December 31, 2024	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 32,000 employees working in over 450 locations across 6 continents.

Key components of our business model are:
1.Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Buildings, Environmental Services, and Energy & Resources.
3.Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2024 Key Accomplishments
Record Performance
In the first year of our 2024-2026 Strategic Plan, we delivered record results achieving 15.8% growth in net revenue, 14.2% growth in earnings, and 23.5% growth in adjusted earnings.

Our commitment to collaboration and delivery of integrated services across diverse business units and geographies drives operational efficiency and supports business growth. In 2024, our net revenue reached a record of $5.9 billion, driven predominantly by 7.4% organic growth and 7.5% acquisition growth.

Each of our geographic regions delivered organic net revenue growth while continuing to focus on strong project execution and operational excellence, driving strong results for several key financial metrics including achieving a 16.7% adjusted EBITDA margin, $361.5 million in net income, $3.17 diluted earnings per share, and $4.42 adjusted diluted earnings per share.

The growth was a testament to the strength of our diversified business model and our ability to address long-term critical issues stemming from aging infrastructure, climate change, future technologies, advanced manufacturing, and resource security.

Financial Strength and Disciplined Capital Allocation
We continued to be disciplined in our capital allocation strategy by prioritizing the deployment of capital towards investments in strategic acquisitions, which aggregated to $672 million, and returned capital to shareholders through dividends of $96 million. We completed the acquisitions of ZETCON Engineering (ZETCON), Morrison Hershfield Group Inc. (Morrison Hershfield), and Hydrock Holdings Limited (Hydrock), which added 2,745 employees to our organization and expanded our North America and Global footprints with new and complementary services offerings.

We generated strong free cash flows and growth in adjusted EBITDA—which increased 29.1% and 18.0%, respectively—that resulted in a net debt to adjusted EBITDA ratio of 1.2, the lower end of our internal range, and provides additional capacity to fund future acquisition opportunities and growth initiatives.

Management's Discussion and Analysis
December 31, 2024	M-2	Stantec Inc.

Sustainability – The Stantec Way
Through our intentional approach to environmental, social, and governance matters, Stantec has solidified its position as a global leader. We are extremely proud of our accomplishments and the resulting industry accolades which include:
•Ranked first among our industry peers and eighth overall as one of Corporate Knights’ 2025 Global 100 Most Sustainable Corporations in the world;
•Named to Corporate Knights’ Best 50 Corporate Citizens in Canada for the 15th time;
•Recognized as a climate leader, receiving a CDP A- rating for the seventh year in a row;
•Included in the S&P Global Sustainability Yearbook for the third year in a row; and
•Placed first on Newsweek's 2025 list of Canada's Most Responsible Companies.
Stantec is committed to safety, ethics, and an inclusive work environment that offers opportunities for all our employees.

Our sustainability-linked loan (SLL) structure connects to our syndicated senior credit facilities and aligns the cost of borrowing with targets linked to Social and Environmental targets. In 2024, we recognized SLL savings and directed these interest savings to Indigenous-run non-profit organizations providing climate action in Canadian, United States, Australian, and New Zealand Indigenous communities.

Looking Ahead
Global trends continue to drive strong demand for our services. Our 2024-2026 Strategic Plan focuses on the unprecedented funding and urgency due to climate change impacts; re- imagining and creating new approaches for communities and infrastructure; and further embracing technology to drive efficiencies. Our marketing and business development growth programs, combined with our strong expertise and exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us. We are confident that we have the right mix between our five Business Operating Units, and their work within multiple sub-sectors, to meet this demand and provide a high level of diversification for Stantec. This business mix and our growing geographic diversification also creates further resiliency within our operations.

Our industry continues to consolidate and provide robust acquisition opportunities to grow strategically in all of our key sectors and geographies. We remain committed to, and on track for, achieving in our disciplined manner the growth aspirations outlined in our 2024-2026 Strategic Plan.

Management's Discussion and Analysis
December 31, 2024	M-3	Stantec Inc.

Strategic Acquisitions Completed in 2024 and 2023
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●
United States
Environmental Systems Design, Inc.	June 2023	Chicago, Illinois	300			●
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●

Management's Discussion and Analysis
December 31, 2024	M-4	Stantec Inc.

2024 Financial Highlights

	Year Ended Dec 31
	2024		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	7,500.0	127.8%	6,479.6	127.9%	5,677.2	127.4%
Net revenue	5,866.6	100.0%	5,066.2	100.0%	4,457.2	100.0%
Direct payroll costs	2,670.9	45.5%	2,321.5	45.8%	2,039.9	45.8%
Project margin	3,195.7	54.5%	2,744.7	54.2%	2,417.3	54.2%
Administrative and marketing expenses (note 1)	2,286.1	39.0%	1,965.3	38.8%	1,769.6	39.7%
Depreciation of property and equipment	67.7	1.2%	59.9	1.2%	56.8	1.3%
Depreciation of lease assets	127.1	2.2%	121.7	2.4%	122.1	2.7%
Net impairment (reversal) of lease assets and property and equipment	34.9	0.6%	0.3	—%	(5.5)	(0.1%)
Amortization of intangible assets	123.8	2.1%	102.0	2.0%	104.6	2.3%
Net interest expense and other net finance expense	104.4	1.8%	93.0	1.8%	73.2	1.6%
Other income	(13.6)	(0.4%)	(5.2)	—%	(1.5)	—%
Income taxes (note 1)	103.8	1.8%	91.2	1.8%	71.6	1.6%
Net income (note 1)	361.5	6.2%	316.5	6.2%	226.4	5.1%
Basic and diluted earnings per share (EPS) (note 1)	3.17		2.85		2.04
Adjusted EBITDA (note 2)	980.3	16.7%	831.0	16.4%	723.9	16.2%
Adjusted net income (note 2)	504.3	8.6%	408.4	8.1%	347.1	7.8%
Adjusted diluted EPS (note 2)	4.42		3.67		3.13
Dividends declared per common share	0.84		0.78		0.72
Total assets (note 1)	6,956.1		5,766.3		5,339.1
Total long-term debt (note 1)	1,383.5		1,098.2		1,180.3
note 1: Results for the years ended December 31, 2023 and December 31, 2022 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).

We achieved diluted earnings per share of $3.17 and adjusted diluted earnings per share of $4.42, each an all-time high with respective increases of 11.2% and 20.4% compared to 2023. Record earnings reflect a very strong year of net revenue growth, strong project execution, and solid progression along our 2024-2026 Strategic Plan.

•Net revenue increased 15.8%, or $800.4 million, to $5.9 billion compared to 2023, primarily driven by 7.4% organic growth and 7.5% acquisition growth. We achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources which remained consistent. We achieved double-digit organic growth in our Water and Buildings businesses.
•Project margin increased $451.0 million, or 16.4%, to $3.2 billion and, as a percentage of net revenue, project margin increased by 30 basis points from 2023 to 54.5% as a result of net revenue growth and solid project execution.
•Adjusted EBITDA increased $149.3 million, or 18.0%, to $980.3 million. Adjusted EBITDA margin increased by 30 basis points from 2023 to 16.7% and decreased by 30 basis points when normalized for the 2023 increase in long-term incentive plan (LTIP) expense that resulted from strong share price appreciation in the prior year. The change in margin primarily reflects higher administrative and marketing expenses as a percentage of net revenue resulting from claim provision estimates increasing to historically normal levels compared to 2023.

Management's Discussion and Analysis
December 31, 2024	M-5	Stantec Inc.

•Net income and diluted EPS achieved record highs in 2024. Net income increased 14.2%, or $45.0 million, to $361.5 million, and diluted EPS increased 11.2%, or $0.32, to $3.17, mainly due to strong net revenue growth and solid project margins, partly offset by a non-cash lease impairment charge of $34.9 million resulting from our real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
•We continued to execute on the real estate optimization objectives outlined in our 2024-2026 Strategic Plan and drove approximately $0.08 adjusted EPS savings while reducing our footprint by 6.0% relative to our 2023 baseline.
•Adjusted net income increased 23.5%, or $95.9 million, to a record high of $504.3 million, representing 8.6% of net revenue, up 50 basis points compared to last year. Adjusted diluted EPS increased 20.4%, or $0.75, to $4.42. The LTIP revaluation had a downward impact on adjusted diluted EPS of $0.03 in 2024 and $0.24 in 2023.
•Contract backlog stands at $7.8 billion—a 24.1% increase from December 31, 2023—reflecting 9.7% acquisition growth and 8.5% organic growth. Organic backlog growth was primarily achieved in our Canada and US operations, with Water attaining 24% organic backlog growth. Contract backlog represents approximately 13 months of work.
•Net debt to adjusted EBITDA was 1.2x at December 31, 2024—within our internal range of 1.0x to 2.0x.
•Operating cash flows increased 16.0% from $520.0 million to $603.1 million, reflecting continued strong cash flow generation, growth, and operational performance.
•Days sales outstanding was 77 days at December 31, 2024, consistent with the prior year, remaining within our target of 80 days.
•On February 24, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on April 15, 2025, to shareholders of record on March 28, 2025, representing a 7.1% increase.

Management's Discussion and Analysis
December 31, 2024	M-6	Stantec Inc.

2024 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,959.5	132.5%	1,609.0	129.5%
Net revenue	1,478.4	100.0%	1,242.2	100.0%
Direct payroll costs	665.0	45.0%	572.6	46.1%
Project margin	813.4	55.0%	669.6	53.9%
Administrative and marketing expenses (note 1)	590.3	39.9%	487.8	39.3%
Depreciation of property and equipment	17.3	1.2%	14.9	1.2%
Depreciation of lease assets	31.9	2.2%	30.5	2.5%
Net impairment of lease assets and property and equipment	4.3	0.3%	3.2	0.3%
Amortization of intangible assets	24.3	1.6%	23.7	1.9%
Net interest expense and other net finance expense	25.9	1.8%	22.3	1.8%
Other income	(6.7)	(0.5%)	(3.9)	(0.5%)
Income taxes (note 1)	28.1	1.9%	20.6	1.7%
Net income (note 1)	98.0	6.6%	70.5	5.7%
Basic and diluted EPS (note 1)	0.86		0.63
Adjusted EBITDA (note 2)	246.5	16.7%	194.6	15.7%
Adjusted net income (note 2)	126.2	8.5%	91.4	7.4%
Adjusted diluted EPS (note 2)	1.11		0.82
Dividends declared per common share	0.210		0.195
note 1: Results for the quarter ended December 31, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).

Our fourth quarter results include robust net revenue growth of 19.0%, strong project margin growth of 110 basis points, and solid earnings, achieving diluted earnings per share of $0.86 and adjusted diluted earnings per share of $1.11.
•Net revenue increased 19.0%, or $236.2 million, to $1.5 billion, driven by 9.3% organic growth and 7.6% acquisition growth. We achieved organic growth in all of our regional and business operating units, attaining double-digit organic growth in the United States and in our Water and Buildings businesses.
•Project margin increased 21.5%, or $143.8 million, and increased 110 basis points as a percentage of net revenue from 53.9% to 55.0%, primarily due to higher project recoveries and change order approvals in the quarter as well as strong project execution.
•Adjusted EBITDA increased 26.7%, or $51.9 million, to $246.5 million. Adjusted EBITDA margin increased by 100 basis points over Q4 2023 to 16.7% and increased by 30 basis points after normalizing for the LTIP revaluation.
•Net income increased 39.0%, or $27.5 million, to $98.0 million and diluted EPS increased 36.5% to $0.86, mainly due to strong net revenue growth and solid project margins.
•Adjusted net income increased 38.1%, or $34.8 million, to $126.2 million, representing 8.5% of net revenue, up 110 basis points compared to Q4 2023. Adjusted diluted EPS increased 35.4%, or $0.29, to $1.11. The LTIP revaluation had no impact on our Q4 2024 adjusted diluted EPS and a downward impact of $0.08 in 2023.

Management's Discussion and Analysis
December 31, 2024	M-7	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2022	2024	2023
Net income (note 1)	361.5	316.5	226.4	98.0	70.5
Add back (deduct):
Income taxes (note 1)	103.8	91.2	71.6	28.1	20.6
Net interest expense	103.6	91.0	64.0	25.6	22.9
Net impairment (reversal) of lease assets and property and equipment (note 2)	41.7	0.1	(2.9)	6.8	3.9
Depreciation and amortization	318.6	283.6	283.5	73.5	69.1
Unrealized (gain) loss on equity securities	(6.1)	(10.5)	18.0	1.0	(6.4)
Acquisition, integration, and restructuring costs (note 1,5,7)	64.2	59.1	68.9	20.5	14.0
Gain on sale of intangible asset (note 6)	(7.0)	—	(5.6)	(7.0)	—
Adjusted EBITDA	980.3	831.0	723.9	246.5	194.6

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2022	2024	2023
Net income (note 1)	361.5	316.5	226.4	98.0	70.5
Add back (deduct) after tax:
Net impairment (reversal) of lease assets and property and equipment (note 2)	32.4	0.1	(2.2)	5.3	3.1
Amortization of intangible assets related to acquisitions (note 3)	69.9	52.6	61.1	11.7	10.9
Unrealized (gain) loss on equity securities (note 4)	(4.7)	(8.1)	13.7	0.8	(4.9)
Acquisition, integration, and restructuring costs (note 1,5,7)	50.7	47.3	52.4	15.9	11.8
Gain on sale of intangible asset (note 6)	(5.5)	—	(4.3)	(5.5)	—
Adjusted net income	504.3	408.4	347.1	126.2	91.4
Weighted average number of shares outstanding - diluted	114,066,995	111,228,491	111,069,776	114,066,995	112,039,745
Adjusted earnings per share - diluted	4.42	3.67	3.13	1.11	0.82
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the years and quarters ended December 31, 2023 and December 31, 2022 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2024 of $6.8 (2023 - $(0.2); 2022 - $2.6) and for the quarter ended December 31, 2024 of $2.5 (2023 - $0.7). For the year ended December 31, 2024, this amount is net of tax of $9.3 (2023 - nil; 2022 -$(0.7)). For the quarter ended December 31, 2024, this amount is net of tax of $1.5 (2023 - $0.8).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2024, this amount is net of tax of $20.1 (2023 - $15.3; 2022 - $19.3). For the quarter ended December 31, 2024, this amount is net of tax of $3.4 (2023 - $3.2).
note 4: For the year ended December 31, 2024, this amount is net of tax of $(1.4) (2023 - $(2.4)); 2022 - $4.3). For the quarter ended December 31, 2024, this amount is net of tax of $0.2 (2023 - $(1.5)).
note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2024, this amount is net of tax of $14.5 (2023 - $13.3; 2022 - $15.5). For the quarter ended December 31, 2024, this amount is net of tax of $4.5 (2023 - $3.2).
note 6: For the year and quarter ended December 31, 2024, this amount is net of tax of $(1.5) (2023 - nil; 2022 - $(1.3))
note 7: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the year ended December 31, 2024 of $6.6 (2023 - $19.5; 2022 - $27.1) and for the quarter ended December 31, 2024 of $0.7 (2023 - $4.7).

Management's Discussion and Analysis
December 31, 2024	M-8	Stantec Inc.

2024 Financial Targets
In our 2023 Annual Report, we provided our annual targets for 2024 on page M-11. Based on the strength of our financial performance and outlook for the balance of the year we revised and narrowed certain targets contained within our 2024 guidance in both our Q2 and Q3 2024 Interim Reports.

We achieved or exceeded our targets for all measures in 2024. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

(In millions of Canadian dollars, unless otherwise stated)	2024 Annual Range	2024 Results
Targets
Net revenue growth	14.5% to 15.0%	15.8%
Adjusted EBITDA as % of net revenue (note)	16.5% to 16.9%	16.7%
Adjusted net income as % of net revenue (note)	above 8%	8.6%
Adjusted diluted EPS growth (note)	16% to 18%	20.4%
Adjusted ROIC (note)	above 12%	12.5%
Other expectations
Effective tax rate (without discrete transactions)	22% to 23%	22.3%
Earnings pattern	40% to 45% in Q1 and Q4	45%
	55% to 60% in Q2 and Q3	55%
Capital expenditures as % of net revenue	1.75% to 2.25%	1.69%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x	1.2
Days sales outstanding (note)	at or below 80 days	77
Our targets and guidance assumed the average value for the US dollar to be $1.35, GBP to be $1.70, and AU $0.90.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

Management's Discussion and Analysis
December 31, 2024	M-9	Stantec Inc.

2025 Outlook
Targets for 2025 are based on the assumption of continued public sector spending generally in alignment with currently announced programs and acts, and do not contemplate any recessions of significance developing in any of our key geographies. Possible tariff programs in the US and retaliatory tariffs in other countries, may also add uncertainty to individual project economics and recessionary environment outcomes. Targets may not be valid if public spending initiatives are materially curtailed and/or recessions develop, curbing private sector investments.

2025 Annual Range
Targets
Net revenue growth	7% to 10%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%
Adjusted net income as % of net revenue (note)	above 8.8%
Adjusted EPS growth (note)	16% to 19%
Adjusted ROIC (note )	above 12%
Other expectations
Effective tax rate (without discrete transactions)	22% to 23%
Earnings pattern	42-47% in Q1 and Q4
53-58% in Q2 and Q3
Capital expenditures as % of net revenue	1.5% to 2.0%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Days sales outstanding (note)	at or below 80
In setting our targets and guidance, we assumed an average value for the US dollar of $1.41, GBP $1.73, and AU $0.90. For all other underlying assumptions, see page M-45.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

We expect to achieve net revenue growth of 7% to 10% in 2025, with net revenue organic growth in the mid- to high-single digits. Organic growth in both US and Canada is expected to be in the mid to high single digits, driven by continuing strong momentum as reflected in our record-high backlog between the two countries. Organic growth in Global is also expected to achieve mid to high single digit growth driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks and positive demand fundamentals in other Global business units.

We anticipate adjusted EBITDA margin will be in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies. Adjusted EBITDA margin in Q1 and Q4 2025 will be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere, offset by moving to the higher end of the range or above in Q2 and Q3 of 2025 as seasonal activities increase.

Overall, we expect to drive adjusted net income to a margin of greater than 8.8% of net revenue and to deliver 16% to 19% growth in adjusted EPS in comparison to 2024.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2024 and the relative total shareholder return components on our share-based compensation programs.

Management's Discussion and Analysis
December 31, 2024	M-10	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2024.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We achieved a 15.8% net revenue increase in 2024 compared to 2023. Net revenue growth reflects solid performance in all our geographies, double-digit net organic growth in our Water and Buildings businesses, and solid contributions from our acquisitions of ZETCON, Morrison Hershfield, and Hydrock. Public infrastructure spending and private investment continue to be key growth drivers in 2024, with increased project work in water security and transportation sectors. Another key driver is the urgent challenge to tackle climate change and resource security. The focus on Smart(ER) cities and buildings (which include the tenets of Equity and Resiliency), including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $50.1 million positive impact on our net revenue results in 2024 compared to 2023, as further described below:
•The US dollar averaged $1.35 in 2023 and $1.37 in 2024—a 1.5% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.68 in 2023 and $1.75 in 2024—a 4.2% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in 2023 and 2024—remaining consistent with limited impact on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2024 compared to 2023.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2024	2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,665.5	1,426.5	239.0	131.6	n/a	107.4	7.5%
United States	4,113.6	3,634.5	479.1	128.8	52.5	297.8	8.2%
Global	1,720.9	1,418.6	302.3	229.0	14.4	58.9	4.2%
Total	7,500.0	6,479.6	1,020.4	489.4	66.9	464.1
Percentage growth			15.7%	7.6%	0.9%	7.2%

Management's Discussion and Analysis
December 31, 2024	M-11	Stantec Inc.

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2024	2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,427.0	1,246.3	180.7	105.4	n/a	75.3	6.0%
United States	3,040.7	2,684.1	356.6	87.4	37.9	231.3	8.6%
Global	1,398.9	1,135.8	263.1	185.1	12.2	65.8	5.8%
Total	5,866.6	5,066.2	800.4	377.9	50.1	372.4
Percentage growth			15.8%	7.5%	0.9%	7.4%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2024	2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	2,040.0	1,723.7	316.3	214.6	20.9	80.8	4.7%
Water	1,567.6	1,368.9	198.7	2.8	20.3	175.6	12.8%
Buildings	1,661.7	1,232.6	429.1	244.9	13.2	171.0	13.9%
Environmental Services	1,491.7	1,410.6	81.1	9.2	15.0	56.9	4.0%
Energy & Resources	739.0	743.8	(4.8)	17.9	(2.5)	(20.2)	(2.7%)
Total	7,500.0	6,479.6	1,020.4	489.4	66.9	464.1
Percentage growth			15.7%	7.6%	0.9%	7.2%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2024	2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	1,631.3	1,379.4	251.9	166.4	16.4	69.1	5.0%
Water	1,241.0	1,073.2	167.8	2.1	15.4	150.3	14.0%
Buildings	1,265.4	946.0	319.4	189.3	9.5	120.6	12.7%
Environmental Services	1,086.6	1,028.0	58.6	7.5	10.8	40.3	3.9%
Energy & Resources	642.3	639.6	2.7	12.6	(2.0)	(7.9)	(1.2%)
Total	5,866.6	5,066.2	800.4	377.9	50.1	372.4
Percentage growth			15.8%	7.5%	0.9%	7.4%

Canada
We achieved 14.5% net revenue growth in our Canadian operations, reflecting strong organic and acquisition growth. Public sector investment in western Canada drove double-digit growth in Buildings, primarily in our civic, education, and healthcare sectors. Continued momentum on wastewater solution projects contributed to double-digit organic growth in Water. Strong growth in Infrastructure was from the ramp up of major roadway projects in western Canada, transit and rail projects in eastern Canada, and land development projects in Alberta. The ramp up of major power intensive industrial processes projects in the second half of the year partially offset the retraction Energy & Resources experienced in the first half of the year from delays in the ramp up of new projects and the wind down of certain projects in late 2023.

United States
Net revenue increased 13.3%, reflecting continued strong organic growth momentum, acquisition growth, and to a lesser extent, positive foreign exchange impact. Public and private sector demand continued to fuel solid organic growth across all of our business operating units. Our Water team delivered double-digit organic growth through

Management's Discussion and Analysis
December 31, 2024	M-12	Stantec Inc.

robust public sector and industrial project demands and large-scale water security projects across the US. Double-digit organic growth in Buildings was spurred by solid investment across most of our sectors, particularly in healthcare, industrial, and science and technology. Momentum on major Infrastructure projects continued to drive strong organic growth, particularly on transit and rail projects in the western US, roadway design in the eastern US, and residential development projects in the southern US. Growth in Environmental Services was primarily driven by our energy transition, mining and infrastructure sectors, as well as continuing work for a large utility provider. Increased activity on dam and reservoir projects and the ramp up of a major copper mining project in the western US drove growth in Energy & Resources.

Global
In our Global operations, we achieved net revenue growth of 23.2%, reflecting strong acquisition and organic net revenue growth and to a lesser extent, positive foreign exchange impacts. The ramp up of projects spurred over 20% organic growth in Buildings, most notably in the Middle East where we are the lead designer of the Hamdan Bin Rashid Cancer Center in Dubai and in the UK as activity ramped up on a major battery cell manufacturing facility. Our industry-leading Water business delivered strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. Increased volume on land remediation and rehabilitation projects in Australia and continued momentum from energy transition projects in Europe drove growth in Environmental Services. Partly offsetting the increases were retractions in Australia Infrastructure, due to the Australia government’s decision to cancel or delay certain transportation projects, and in Energy & Resources as certain major projects wound down in Australia and Latin America.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at December 31, 2024 of $7.8 billion grew 24.1%, or $1.5 billion, compared to 2023, and represents approximately 13 months of work. Acquisitions completed in 2024 contributed to 9.7% growth, or $613.8 million, primarily within Infrastructure and Buildings. Backlog also grew organically by 8.5%, or $538.8 million, due to strong organic growth across both Canada and the United States, particularly in Water.

(In millions of Canadian dollars, except percentages)	Dec 31, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,687.1	1,342.6	344.5	193.5	n/a	151.0	11.2%
United States	4,722.6	3,950.8	771.8	48.0	339.0	384.8	9.7%
Global	1,414.2	1,012.5	401.7	372.3	26.4	3.0	0.3%
Total	7,823.9	6,305.9	1,518.0	613.8	365.4	538.8
Percentage growth			24.1%	9.7%	5.9%	8.5%

Major Project Awards
Our team of knowledge leaders are making a difference across the globe as we provide solutions for the challenges our clients face. Our expanding relationships contributed to organic growth across all geographies, including securing a number of multiple-project, multiyear opportunities.

Canada
Our Environmental Services and Infrastructure teams were awarded the Mackenzie Valley Highway project to provide environmental assessment and engineering technical studies. This project will establish a critical transportation corridor into Canada’s Arctic and connect three communities by replacing a 320-kilometre winter road with an all-season road. Winning a strategic regional pursuit, our Energy & Resources team will lead a combination of feasibility and early trade-off studies for a major mine and metallurgical site closure in Ontario. Our award-winning Buildings team continues to win education-related projects, including being selected to provide design services for six K-12 projects totaling more than 624,000 square feet (58,000 square meters) in Alberta. We also continue our work with Indigenous and northern communities through the appointment of our Environmental Services team to provide

Management's Discussion and Analysis
December 31, 2024	M-13	Stantec Inc.

strategic and technical advisory services related to climate change, adaptation, clean energy, natural resources, and the environment.

United States
Together, our Infrastructure and Buildings teams secured a U.S. General Services Administration award for a new commercial inspection port along the Mexico border in Douglas, Arizona that has reached the end of its life cycle. Florida International University in partnership with Baptist Health South Florida, selected our Buildings team to design a new academic health sciences and clinical facility. The facility includes plans to create 22 graduate medical education programs targeting specialty areas experiencing a supply-and-demand gap which ultimately is expected to help address the State of Florida’s anticipated shortfall of physicians. In addition, our Buildings team was selected to provide design services for 170,000-square-foot replacement hospital in California. The project will offer the highest quality of care to growing communities while addressing strict seismic requirements, functionality, and infrastructure. Our Water team grew more than 20 percent organically in the US. Contributing to that growth are two key wins: program management for the San Francisco Public Utilities Commission water enterprise capital improvement program and a new thermal dryer facility with a combined heat and power system to capture biogas and convert it to electricity to power a wastewater treatment facility in Virginia.

Global
Our award-winning Water team continued to win AMP8 contracts. We were appointed to a five-year framework providing a range of interdisciplinary engineering, environmental, and program management services for Thames Water in the United Kingdom. The team was also awarded a five-year extension of their current strategic planning partner framework with Yorkshire Water, also in the UK. In Chile, our Energy & Resources team was awarded three significant projects for key clients including permits management for a mining group’s critical projects, engineer of record to safeguard the physical and chemical stability of the tailings deposit for a copper mine, and counterpart water management services for a third mining company.

Project Margin
Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

In general, project margin fluctuations depend on the particular mix of projects in progress and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Project margin increased $451.0 million, or 16.4%, and as a percentage of net revenue, project margin increased 30 basis points to 54.5%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, strong project execution and favorable project mix contributed to strong project margin.

Project Margin by Reportable Segment
	2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	756.7	53.0%	667.4	53.6%
United States	1,686.1	55.5%	1,475.1	55.0%
Global	752.9	53.8%	602.2	53.0%
Total	3,195.7	54.5%	2,744.7	54.2%

Management's Discussion and Analysis
December 31, 2024	M-14	Stantec Inc.

Project Margin by Business Operating Unit
	2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	869.1	53.3%	740.4	53.7%
Water	687.3	55.4%	582.0	54.2%
Buildings	684.3	54.1%	505.0	53.4%
Environmental Services	618.1	56.9%	580.4	56.5%
Energy & Resources	336.9	52.5%	336.9	52.7%
Total	3,195.7	54.5%	2,744.7	54.2%

In Canada, project margin increased $89.3 million to $756.7 million, and as a percentage of net revenue, project margin decreased 60 basis points. A shift in project mix, particularly in Energy & Resources and Infrastructure, as well as the wind down of several higher margin projects in Environmental Services contributed to project margin decreases.

Project margin in the United States increased $211.0 million, and as a percentage of net revenue, increased 50 basis points to 55.5%. Margin increases were primarily due to favorable project mix and solid project execution across all of our business operating units, particularly in Water. Certain project recoveries in Buildings also contributed to margin increases.

Project margin in our Global operations increased $150.7 million to $752.9 million and as a percentage of net revenue increased 80 basis points to 53.8% due to strong volume on higher margin work in Buildings and solid project performance in Water.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $2,286.1 million in 2024 compared to $1,965.3 million in 2023 and increased as a percentage of net revenue to 39.0% from 38.8%. The impact of the LTIP revaluation due to the movement of our share price was a $3.8 million expense in 2024 compared to $34.1 million in 2023. In 2024, we entered into a total return swap agreement for a proportion of our performance share units to manage the volatility of our share price impact on our LTIP costs.

Excluding the impacts of the LTIP revaluation, administrative and marketing expenses as a percentage of net revenue increased primarily due to the impact of claim provision estimates increasing to historically normal levels compared to 2023 and higher onerous contract charges related to lease impairments. As well, administrative labor increased due to higher training and integration costs associated with integrating Morrison Hershfield onto our ERP platform and slightly lower utilization from staff transitioning mid-year from certain major projects that had wound down to new projects.

Partly offsetting these increases was the impact of the retrospective change in accounting policy related to the treatment of deferred payments from our historical acquisitions, which resulted in an increase to administrative and marketing expenses of $6.6 million in 2024 compared to $19.5 million in 2023.

Management's Discussion and Analysis
December 31, 2024	M-15	Stantec Inc.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives of 10 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

Amortization of intangible assets increased $21.8 million in 2024 compared to 2023 as a result of recent acquisitions completed, including acquisitions in 2024 which added intangible assets of $137.7 million to client relationships and $45.8 million to contract backlog.

Net Impairment of Lease Assets and Property and Equipment
As part of the increased real estate optimization objectives outlined in our 2024-2026 Strategic Plan, we continued to review our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. Consequently, we recorded a non-cash net impairment charge of $34.9 million in 2024 for various leased office spaces, primarily across our Canada and US operations. We also recorded related onerous contract costs of $6.8 million in 2024 that are included in administrative and marketing expenses.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $11.4 million in 2024 compared to 2023. This was primarily due to overall higher net debt to fund our acquisitions partially offset by declining interest rates impacting our revolving credit and term loan facilities.

Other Income
Other income increased $8.4 million in 2024 compared to 2023, primarily due to a gain on sale of intangible asset of $7.0 million in 2024.

Income Taxes
Our effective income tax rate was 22.3% in 2024, which was consistent with our guidance and the prior year at 22.4%.

Management's Discussion and Analysis
December 31, 2024	M-16	Stantec Inc.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2024 vs Q4 2023.

Gross and Net Revenue

Net revenue grew 19.0% in Q4 2024 compared to Q4 2023, driven largely by organic and acquisition growth, as well as the positive impacts of foreign exchange.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2024	Q4 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	435.7	357.6	78.1	35.1	n/a	43.0	12.0%
United States	1,069.6	902.3	167.3	13.0	21.5	132.8	14.7%
Global	454.2	349.1	105.1	77.3	11.9	15.9	4.6%
Total	1,959.5	1,609.0	350.5	125.4	33.4	191.7
Percentage growth			21.8%	7.8%	2.1%	11.9%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2024	Q4 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	361.1	307.1	54.0	26.2	n/a	27.8	9.1%
United States	755.3	662.1	93.2	9.1	15.8	68.3	10.3%
Global	362.0	273.0	89.0	59.6	9.5	19.9	7.3%
Total	1,478.4	1,242.2	236.2	94.9	25.3	116.0
Percentage growth			19.0%	7.6%	2.1%	9.3%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2024	Q4 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	519.3	419.7	99.6	65.7	9.0	24.9	5.9%
Water	399.3	343.7	55.6	1.5	9.1	45.0	13.1%
Buildings	434.6	308.1	126.5	49.9	5.7	70.9	23.0%
Environmental Services	402.4	357.6	44.8	1.4	6.1	37.3	10.4%
Energy & Resources	203.9	179.9	24.0	6.9	3.5	13.6	7.6%
Total	1,959.5	1,609.0	350.5	125.4	33.4	191.7
Percentage growth			21.8%	7.8%	2.1%	11.9%

Management's Discussion and Analysis
December 31, 2024	M-17	Stantec Inc.

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2024	Q4 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	404.5	336.5	68.0	48.5	7.1	12.4	3.7%
Water	311.8	265.9	45.9	1.1	6.9	37.9	14.3%
Buildings	320.1	234.7	85.4	39.3	4.3	41.8	17.8%
Environmental Services	275.0	254.3	20.7	1.1	4.5	15.1	5.9%
Energy & Resources	167.0	150.8	16.2	4.9	2.5	8.8	5.8%
Total	1,478.4	1,242.2	236.2	94.9	25.3	116.0
Percentage growth			19.0%	7.6%	2.1%	9.3%

Net revenue from our Canada operations grew organically by 9.1% in Q4 2024 compared to Q4 2023, driven by double-digit organic performance in Infrastructure, Water, and Buildings.

Our US organic net revenue grew by 10.3% in Q4 2024 compared to Q4 2023, with high organic growth achieved across all our business lines and particularly in Water, Buildings, and Energy & Resources.

Our Global operations generated organic net revenue growth of 7.3% in Q4 2024 compared to Q4 2023, primarily from double-digit organic growth in Buildings, Water, and Environmental Services.

Project Margin

Project margin increased $143.8 million in the quarter and increased 110 basis points as a percentage of net revenue.

Project Margin by Reportable Segment
	Q4 2024		Q4 2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	189.7	52.5%	163.8	53.3%
United States	429.9	56.9%	361.6	54.6%
Global	193.8	53.5%	144.2	52.8%
Total	813.4	55.0%	669.6	53.9%

Project Margin by Business Operating Unit
	Q4 2024		Q4 2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	217.1	53.7%	$179.9	53.5%
Water	173.3	55.6%	$144.3	54.3%
Buildings	172.5	53.9%	$120.9	51.5%
Environmental Services	161.1	58.6%	$145.4	57.2%
Energy & Resources	89.4	53.5%	$79.1	52.5%
Total	813.4	55.0%	669.6	53.9%

Overall, project margin increased as a result of higher net revenue from organic growth and acquisitions. A shift in project mix, particularly in Energy & Resources and Environmental Services, contributed to project margin decreases as a percentage of net revenue in Canada. US margin as a percentage of net revenue was higher in Q4 2024, primarily due to higher project recoveries and change order approvals in the quarter, particularly in Environmental

Management's Discussion and Analysis
December 31, 2024	M-18	Stantec Inc.

Services and Buildings, as well as favorable project mix and solid project execution, particularly in Water. Solid project execution in Water and a favorable project mix in Buildings, drove margin increases as a percentage of net revenue in Global.

Other
Administrative and marketing expenses were $590.3 million in Q4 2024 compared to $487.8 million in Q4 2023, and as percentage of net revenue increased 60 basis points to 39.9% in Q4 2024, primarily due to higher provisions for claims estimates and higher acquisition, integration, and restructuring expenses related to the integration of Morrison Hershfield. Other income increased as a result of a gain realized in Q4 2024 on the sale of an intangible asset.

Our effective income tax rate in Q4 2024 was 22.3% compared to a rate of 22.6% in Q4 2023. The Q4 2024 quarterly rate remained consistent with our annual effective tax rate of 22.3%.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2024				2023
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,959.5	1,929.4	1,889.7	1,721.4	1,609.0	1,693.2	1,638.2	1,539.2
Net revenue	1,478.4	1,524.8	1,493.3	1,370.1	1,242.2	1,316.8	1,278.7	1,228.5
Net income (note 1)	98.0	103.2	83.2	77.1	70.5	101.3	85.0	59.7
Diluted earnings per share (note 1)	0.86	0.90	0.73	0.68	0.63	0.91	0.77	0.54
Adjusted net income (note 2)	126.2	147.9	127.2	103.0	91.4	126.7	109.4	80.9
Adjusted diluted EPS (note 2)	1.11	1.30	1.12	0.90	0.82	1.14	0.99	0.73
note 1: Net income and diluted earnings per share for Q2 2024 to Q1 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Net income was adjusted downward by $1.4 in Q2 2024, $2.3 in Q1 2024, $3.9 in Q4 2023, $2.6 in Q3 2023, $3.0 in Q2 2023, and $5.2 in Q1 2023. Annual net income of $331.2 was adjusted downward by $14.7 in 2023 to $316.5 and net income of $247.0 by $20.6 in 2022 to $226.4. Diluted earnings per share was adjusted downward by $0.01 in Q2 2024, $0.02 in Q1 2024, $0.03 in Q4 2023, $0.03 in Q3 2023, $0.02 in Q2 2023, and $0.05 in Q1 2023. Annual diluted EPS of $2.98 was adjusted downward by $0.13 in 2023 to $2.85 and diluted EPS of $2.23 by $0.19 in 2022 to $2.04. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details. note 2: Adjusted net income and adjusted diluted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual diluted EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of organic, acquisition growth, and foreign exchange on net revenue:

	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Increase in net revenue due to
Organic growth	116.0	85.4	90.2	80.8
Acquisition growth	94.9	103.0	112.5	67.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	25.3	19.6	11.9	(6.7)
Total increase in net revenue	236.2	208.0	214.6	141.6

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2024 quarters compared to the same periods in 2023 reflects organic growth, acquisition growth from revenues contributed from acquisitions completed in the last twelve months, and foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2024	M-19	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2023 to December 31, 2024.

(In millions of Canadian dollars)	Dec 31, 2024	Dec 31, 2023

Total current assets	2,549.0	2,272.5
Property and equipment	299.0	267.5
Lease assets	474.3	442.9
Goodwill (note)	2,712.5	2,073.6
Intangible assets	427.0	265.7
Net employee defined benefit asset	75.0	72.3
Deferred tax assets	119.3	92.6
Other assets	300.0	279.2

Total assets (note)	6,956.1	5,766.3

Current portion of lease liabilities	113.6	101.3
Current portion of long-term debt (note)	175.0	124.0
Current portion of provisions	66.4	51.7
All other current liabilities (note)	1,624.0	1,339.9

Total current liabilities (note)	1,979.0	1,616.9
Lease liabilities	528.6	477.8
Long-term debt (note)	1,208.5	974.2
Provisions	167.9	134.8
Net employee defined benefit liability	22.4	29.5
Deferred tax liability (note)	63.6	26.4
Other liabilities	41.0	55.6
Equity (note)	2,945.1	2,451.1

Total liabilities and equity (note)	6,956.1	5,766.3
note: December 31, 2023 balances have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section of this MD&A for an explanation of the changes in equity.

Our adoption of the IFRIC agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3) (refer to the Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details) resulted in a retrospective adjustment to the opening consolidated statement of financial position. This change in accounting policy resulted in downward adjustments to goodwill of $310.4 million, retained earnings of $285.6 million, accumulated other comprehensive income (loss) of $19.9 million, and long-term debt of $30.8 million.

The carrying amounts of assets and liabilities for our US and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar and British pound relative to the Canadian dollar, partially offset by the weakening of the Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

Management's Discussion and Analysis
December 31, 2024	M-20	Stantec Inc.

The ZETCON, Morrison Hershfield, and Hydrock acquisitions increased goodwill by $503.0 million, intangible assets $183.8 million, lease assets by $60.8 million, and other assets by $32.6 million. For Hydrock, these values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Other increases to long-term assets include additions to property and equipment, lease assets and intangible assets. Partly offsetting the increases were depreciation, amortization expense, and impairments.

Deferred tax assets increased by $26.7 million and deferred tax liabilities increased by $37.2 million, for a combined decrease in the net asset position of $10.5 million. The decrease was primarily due to acquired deferred tax liabilities of $57.0 million, partly offset by the estimated change in temporary differences, including those related to research and experimental expenditures in the US.

Net employee defined benefit asset increased $2.7 million and net employee defined benefit liability decreased $7.1 million, for a combined increase in the net asset position of $9.8 million to a net asset of $52.6 million compared to $42.8 million in 2023. The increase in the net asset position resulted largely from contributions made in the year.

Total long-term debt increased $285.3 million, primarily to finance our 2024 acquisitions resulting in higher draws on the revolving credit facility and increases to notes payable. Other financing obligations also increased largely associated with software additions. Acquisitions increased lease liabilities by $57.3 million and provisions by $24.2 million. Other increases include additions and modifications to lease liabilities, partly offset by lease payments and interest accretion, and higher provisions for self-insured liabilities. Partly offsetting these increases is a reduction in other liabilities due to the settlement of cash-settled share-based compensation obligations.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2024 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our Cash Generating Units (CGUs) are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany. As goodwill is not monitored at a level lower than our operating segments, four of our CGUs (Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2024, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2024, we concluded that recoverable amounts of our Canada and US CGUs exceeded their carrying amounts and no reasonably possible change in any of the key assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $256.4 million assuming terminal operating margins averaging 10.5%. Assuming all other assumptions remain the same, operating margin in all forecasted periods, including the terminal period, would need to decline by 150-basis points for our Global group of CGUs carrying amount to exceed its recoverable amount. (Key assumptions are described in note 12 of our 2024 audited consolidated financial statements and incorporated by reference in this MD&A.)

Management's Discussion and Analysis
December 31, 2024	M-21	Stantec Inc.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section of this MD&A); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table shows summarized working capital information as at December 31, 2024, compared to December 31, 2023:

(In millions of Canadian dollars, except ratios)	Dec 31, 2024	Dec 31, 2023
Current assets	2,549.0	2,272.5
Current liabilities (note 1)	1,979.0	1,616.9
Working capital (note 1 and 2)	570.0	655.6
Current ratio (note 1 and 2)	1.29	1.41
note 1: December 31, 2023 balances and ratio have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar and British pound relative to the Canadian dollar, partially offset by the weakening of the Australian dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased due to a collective increase of $388.2 million in trade and other receivables, unbilled receivables, and contract assets from organic revenue growth and the 2024 acquisitions, as well as approximately $95 million due to foreign exchange impacts. These increases were partly offset by a decrease in cash and cash equivalents of $124.4 million (explained in the Cash Flows section of this MD&A).

Our DSO (defined in the Definitions section of this MD&A) was 77 days at December 31, 2024, remaining within our stated internal guidelines and consistent with December 31, 2023.

The increase in current liabilities included foreign exchange impacts of approximately $65 million as well as increases in trade and other payables resulting from acquisition and the timing of supplier and employee payments, deferred revenue from acquisitions and organic growth, and the current portions of long-term debt and lease liabilities (both explained in the Statements of Financial Position section of this MD&A).

Cash Flows

(In millions of Canadian dollars)	2024	2023	Change
Cash flows from operating activities (note)	603.1	520.0	83.1
Cash flows used in investing activities	(605.0)	(201.7)	(403.3)
Cash flows used in financing activities (note)	(152.1)	(109.3)	(42.8)
note: Cash flows from operating and financing activities for the year ended December 31, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.

Management's Discussion and Analysis
December 31, 2024	M-22	Stantec Inc.

Cash flows from operating activities
Cash flows from operating activities were $603.1 million, which increased $83.1 million compared to 2023. The cash flow increase was due to continued strong revenue growth and operational performance, partly offset by the increased investment in project related net working capital to support organic growth. As well, lower tax installments were paid compared to the prior year. The prior year included higher installments as a result of US tax legislation changes.

Cash flows used in investing activities
Cash flows used in investing activities were $605.0 million, a $403.3 million increase compared to 2023. This was primarily due to net cash used to fund the 2024 acquisitions for $555.0 million, an increase of $479.4 million compared to 2023. Cash used to purchase property and equipment and intangible assets of $99.0 million was also higher compared to $100.6 million in 2023. Partly offsetting these increases was net proceeds of $33.8 million earned from the sale of investments held for self-insured liabilities in 2024 compared to net purchases of $37.6 million in 2023.

Cash flows used in financing activities
Cash flows used in financing activities were $152.1 million, a $42.8 million increase in net cash outflows compared to 2023. Repayments for notes payable and software financing obligations increased $73.4 million compared to 2023. In addition, cash outflows used in financing activities were significantly offset in the prior year by net proceeds received from the issue of senior unsecured notes and a bilateral term loan facility, which aggregated to $348.8 million, and a common share offering of $277.8 million. These changes were partly offset by net proceeds received in 2024 on our revolving credit facility for $175.0 million compared to net repayments of $455.2 million in the prior year, as well as lower repayments on our bank indebtedness.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2024	Dec 31, 2023
Current and non-current portion of long-term debt (note 1)	1,383.5	1,098.2
Less: cash and cash equivalents	(228.5)	(352.9)
Bank indebtedness	17.1	23.6
Net debt (note 1)	1,172.1	768.9
Shareholders' equity (note 1)	2,945.1	2,451.1
Total capital managed (note 1)	4,117.2	3,220.0
Adjusted EBITDA (note 2)	980.3	831.0
Net debt to adjusted EBITDA ratio (note 1 and 2)	1.2	0.9
note 1: December 31, 2023 results have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2024, our net debt to adjusted EBITDA ratio was 1.2x, an increase from December 31, 2023, but a significant decrease from 1.7x reported in Q2 2024. The higher ratio was primarily due to financing our strategic acquisitions. As a result of our strong operational performance, including an increase in free cash flow of 29.1% and adjusted EBITDA growth of 18.0% compared to 2023, we brought our net debt to adjusted EBITDA ratio down from Q2 2024 and remained within our stated internal guideline throughout the year, providing additional capacity to fund future acquisition opportunities and growth initiatives.

Management's Discussion and Analysis
December 31, 2024	M-23	Stantec Inc.

Our credit facilities include:
•senior unsecured notes of $550 million
•syndicated senior unsecured credit facilities of $1.1 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature), and an unsecured bilateral term credit facility of $100 million
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We amended the syndicated senior unsecured credit facilities on June 27, 2024, to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from December 8, 2027 to June 27, 2029, the $150 million tranche B of the term loan from December 8, 2025 to June 27, 2027, and the $160 million tranche C of the term loan from December 8, 2027 to June 27, 2029. The amendments to the terms and conditions were not considered to be substantial.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2024, $563.2 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the year ended December 31, 2024.

Shareholders’ Equity
Shareholders’ equity increased $494.0 million. The increase in shareholders’ equity was mainly due to net income of $361.5 million earned in 2024 and other comprehensive income of $228.1 million, primarily related to exchange differences on translation of our foreign subsidiaries. These increases were partly offset by $95.6 million in dividends declared.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on December 11, 2024, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2024 to December 12, 2025. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We did not repurchase any common shares during 2024, compared to the repurchase of 129,036 common shares for an aggregate price of $10.0 million during 2023.

Other
Outstanding Share Data
Common share outstanding were 114,066,995 at December 31, 2024 and February 24, 2025. No shares were repurchased between January 1, 2025, to February 24, 2025 under the NCIB and Automatic Share Purchase Plan.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2024, on an undiscounted basis.

Management's Discussion and Analysis
December 31, 2024	M-24	Stantec Inc.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,390.9	178.6	546.0	416.3	250.0
Interest on debt	206.3	53.1	89.5	57.0	6.7
Bank indebtedness	17.1	17.1	—	—	—
Lease liabilities	741.6	140.4	266.6	167.5	167.1
Variable lease payments and other lease obligations	302.6	56.8	94.9	71.8	79.1
Restoration	33.4	4.3	7.3	9.0	12.8
Purchase and service obligations	204.4	67.7	80.2	56.5	—
Other obligations	135.0	61.7	43.5	1.3	28.5
Total contractual obligations	3,031.3	579.7	1,128.0	779.4	544.2

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections of this MD&A and notes 16 and 25 in our 2024 audited consolidated financial statements, incorporated by reference in this MD&A.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees; the most recent were completed as at March 31, 2021. The Company expects to contribute approximately $8 million to the pension plans in 2025.

Off-Balance Sheet Arrangements
We issue letters of credits within our revolving credit facility and we have a separate facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2024, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $4.2 million and $75.5 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before May 2035, except for $28.2 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

In the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2024, we have $44.3 million in bonds issued for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029. Under our surety facilities, we also have bonds of $3.5 million for Construction Services (which was sold in 2018) expiring on completion of the associated projects. The estimated completion dates of these projects are before May 2025. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Management's Discussion and Analysis
December 31, 2024	M-25	Stantec Inc.

Financial Instruments and Market Risk
We hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for cash-settled units.

These arrangements are further described in note 24 of our 2024 audited consolidated financial statements, incorporated by reference in this MD&A.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Foreign exchange risk
A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. As a result, our earnings, cash flows, and other comprehensive income are exposed to fluctuations resulting from foreign exchange rate variability. We minimize our exposure to foreign exchange fluctuations on translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts. Foreign exchange fluctuations arising from translating foreign subsidiaries are not hedged.

Interest rates
We are subject to interest rate cash flow risk to the extent that our credit and term loan facilities are based on floating interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The effect of a 1.0% increase or decrease in the interest rate on our revolving credit and term loan facilities at December 31, 2024 (with all other variables held constant) would have decreased or increased net income by $5.3 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2024 (with all other variables held constant) would have increased or decreased net income by $2.8 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a portion of our exposure to this risk.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2024, total sales to our joint ventures were $143.0 million, and at December 31, 2024, receivables from our joint ventures were $24.5 million.

Management's Discussion and Analysis
December 31, 2024	M-26	Stantec Inc.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 32 of our 2024 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $39.3 million in 2024 and $53.0 million in 2023.

Critical Accounting Developments, Estimates, and Measures
Accounting Developments
Recently Adopted
The following amendments were effective January 1, 2024 and did not have a material impact on our consolidated financial statements.
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•Lack of Exchangeability (Amendments to IAS 21)
•IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2024, audited consolidated financial statements and are incorporated by reference in this MD&A.

Change in Accounting Policy
IFRS 3 Business Combinations requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically we issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, we performed a reassessment of our historical acquisitions based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. We have also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on our consolidated financial statements are described in note 6 of our December 31, 2024, audited consolidated financial statements and are incorporated by reference in this MD&A.

Management's Discussion and Analysis
December 31, 2024	M-27	Stantec Inc.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2024, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations
•Leases
•Provision for self-insured liabilities and claims
•Taxes, and
•Employee defined benefit plans

Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating

Management's Discussion and Analysis
December 31, 2024	M-28	Stantec Inc.

our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-23.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain

Management's Discussion and Analysis
December 31, 2024	M-29	Stantec Inc.

unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standards financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2024	2023
Net cash flows from operating activities (note 1)	603.1	520.0
Less: capital expenditures (property and equipment and intangible assets)	(99.0)	(100.6)
Less: net lease payments	(124.1)	(125.0)
Free cash flow (note 2)	380.0	294.4
note 1: Cash flows from operating activities for the year ended December 31, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2:See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2024	2023
Adjusted net income (note 2)	504.3	408.4
Add back: net interest expense	103.6	91.0
Deduct: income taxes on net interest expense (note 1, 3)	(23.1)	(20.4)
Adjusted net income before net interest (net of tax) (note 1)	584.8	479.0

Average shareholders' equity (note 1,4)	2,658.7	2,113.5
Cumulative impact on average shareholders' equity of:
Adjusted net income (note 1, 2)	592.3	475.8
Discontinued operations (note 5)	111.9	111.9
Average adjusted shareholders' equity (note 1)	3,362.9	2,701.2
Average net debt (note 1, 4)	1,298.6	1,156.7
Average aggregate net debt and adjusted shareholders' equity (note 1)	4,661.5	3,857.9
Adjusted ROIC (note 1, 6)	12.5%	12.4%
(1) Results for the year ended December 31, 2023 has been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
(2) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income

Management's Discussion and Analysis
December 31, 2024	M-30	Stantec Inc.

includes the impact on average shareholders’ equity of all historical differences between net income and adjusted net income, including $142.8 million related to the year ended December 31, 2024 (2023 - $91.9 million).
(3) Calculated using normalized tax rate of 22.3% in 2024 and 22.4% in 2023.
(4) Average shareholder’s equity and average net debt represents the moving average of the past four quarters.
(5) Cumulative impact of discontinued operations includes the impact on average shareholders’ equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.
(6) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors
Overview
To deliver on our strategic objectives and protect shareholder value, we continually identify and manage potential Company-wide risks and uncertainties facing our business.

To effectively manage risks, our Enterprise Risk Management (ERM) program:
•Maintains a framework to support our efforts to manage risk effectively, transparently, and consistently
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
•Considers the interdependencies and interconnectedness of risks
•Aligns and embeds risk management into key processes, including strategic planning, to reduce the effect of uncertainty on achieving our objectives
•Engages multiple sources within the organization for risk identification and assessment to ensure that the ERM program is dynamic, inclusive, and is supported by the best available information
•Collaborates with Stantec's coordinated assurance functions
•Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
Stantec’s Board of Directors provides strategic direction to and guidance on the ERM program. The Board has delegated the responsibility for oversight of the ERM program to the ARC.

The ARC supports the development and evolution of:
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•Systems, policies, and practices to address our principal risks
•A risk appetite suitable for our organization
As part of its risk oversight mandate, the ARC receives quarterly reports on changes in principal risks, mitigation strategies, and any emerging risks. It also monitors the Company’s cybersecurity program and countermeasures to ensure security of Stantec’s information technology systems and data, as well as emerging requirements related to the financial disclosure of climate-related risks.

In addition to the ARC, two other Board committees have roles in risk management:
•The Sustainability and Safety Committee (SSC) provides oversight with a focus on health and safety and other relevant operational risk exposures. In addition, the SSC focuses on environmental, social, and governance (ESG) risks, including climate-related risks and the transition to a sustainable, net-zero economy.
•The Corporate Governance and Compensation Committee (CGCC) is responsible for corporate governance and ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec’s executive compensation program and ensures that our pay structure encourages decisions that enhance and protect shareholder value, without undue risk taking.

Management Oversight
The C-Suite is directly accountable to the board for all risk management and risk mitigation practices. With the C-Suite's oversight, responsibility for risk management is shared across the organization and is embedded into our day-

Management's Discussion and Analysis
December 31, 2024	M-31	Stantec Inc.

to-day operations as well as in our key decision-making processes, such as strategic planning and project go/no-go decisions.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment; Human Resources; Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties
Consistent with our peers, Stantec is exposed to a number of risks and uncertainties. Our risk assessment process has identified our most significant risks, which are described in the Risks section below. If any risks occur, individually or in combination, our business, financial condition, results of operations, prospects, and achievement of the targets set out in our 2024-2026 Strategic Plan could be materially and adversely affected, which may, among other things, cause a decline in the price of Stantec's shares, or affect our ability to declare and/or pay dividends on our shares or raise capital. Given our assessment, monitoring and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—including risks that we may be unaware of, risks that we are aware of but currently believe are not material, and risks that may arise based on new developments—could also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risk factors arising is a risk.

Risks
A cybersecurity breach may cause loss of critical data, interrupt operations, and cause reputational harm and lost revenues.
We rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems and cloud service providers to conduct our business.

Stantec’s internal business practices as well as our contracts with clients require that we protect the Company’s and our clients’ confidential information from disclosure. In addition, we are subject to privacy and protection of personal information laws in various jurisdictions. Although we devote significant resources to securing Stantec’s information technology systems, protecting confidential information, and vetting any third-party systems we rely on, the threat of cyber and ransomware attacks, phishing, social engineering and other unauthorized access attempts by cyber-criminals remains high, in part due to geopolitical instability and the increased use by hackers of artificial intelligence (AI) tools and other innovations. Further, hackers may exploit any vulnerabilities that arise during the integration of newly acquired companies.

A cybersecurity breach may cause system interruptions, delays, loss of employee personal data and confidential information, and loss of critical data that could delay or interrupt our operations. Loss of confidential data or an unauthorized disclosure of proprietary or personal information may harm our business, clients, employees, and others. While we hold cyber liability coverage, it may not cover all losses or fully compensate the Company for all damages it may suffer. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients or projects.

In the normal course of its business, Stantec's employees perform work on project sites that can be dangerous. The failure to implement or follow proper safety measures could result in personal injury, illness, loss of life, environmental damage, or property damage, and could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.
Project sites can be dangerous due to the presence of hazardous conditions and materials. Working with or in close proximity to heavy mobile equipment, vehicle traffic, live electrical systems, above- and underground storage tanks, and other hazardous conditions expose our staff to the risk of loss of life or personal injury, or result in environmental or other damage to our property or the property of others. As a global company with staff working on projects around the world, our employees and project sites may also be exposed to dangerous conditions from the impacts of geopolitical events. The failure to perform our work on project sites safely could lead to reputational damage, civil and statutory liability, and fines arising from injuries or deaths, or we may become liable for uninsured damages or damages higher than our insurance coverage. In addition, health, safety, and environment incidents may lead to delays, increase project costs, or result in the Company losing client confidence, all of which could negatively impact our ability to win work and maintain our backlog.

Management's Discussion and Analysis
December 31, 2024	M-32	Stantec Inc.

Failure to attract, retain, and engage skilled employees could harm our ability to execute our strategy.
There is strong competition for skilled employees in our industry and Stantec derives revenue almost exclusively from services performed by our employees. The failure to attract, retain, and develop highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, effectively execute our backlog, or maintain or expand client relationships. If we do not develop effective leadership or fully support our employees' performance, we may face lower engagement levels, which may result in higher employee turnover or limit our ability to attract new employees.

Employee turnover requires the Company to dedicate time and resources to identifying, hiring, training, and integrating new employees. High turnover rates may also interrupt succession planning, project work, and may lead to the loss of project expertise, special qualifications, or security clearances, all of which could impact client relationships or our ability to execute on backlog. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management's time, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. This risk remains high due to the complexity of the projects we are involved in as well as increased claims in the industry and a challenging insurance market.

Geopolitical events and developments may result in additional risks to our business and people.
As a global company, Stantec is exposed to an increasingly interconnected and complex geopolitical landscape. Geopolitical events around the world, such as the ongoing armed conflicts between Russia and Ukraine and in the Middle East, may trigger new risks or amplify existing risks. The emergence of international tensions or military conflicts may lead to political uncertainty and social unrest, terrorism, supply chain issues, adverse macroeconomic conditions, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, sanctions against particular individuals or entities, and an increased risk of cyberattacks and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance. We exercise due diligence to minimize the potential of working with sanctioned entities or individuals and monitor any other sanctions that may be imposed due to geopolitical events; however, non-compliance with sanctions or other international responses by Stantec or our business counterparts may expose Stantec to reputational and financial risks.

With projects and office locations across the globe, our Company and staff may be exposed to events such as civil unrest, political tensions in connection with elections, criminal activity, acts of terrorism, public health crises and other impacts resulting from political, social, and economic issues. In addition to possible safety concerns, such events may result in a loss of markets and contract opportunities, and additional costs to mitigate security risks or implement measures to protect the safety of our employees.

Political developments in the countries we operate in, including but not limited to changes of administration, policy and regulatory changes, changes to government programs or funding, and tax reforms and tariffs, may create uncertainty and impact our clients or projects, affect our ability to achieve our strategic objectives or financial results, and impact other risks that are outlined in this section.

Though Stantec does not have physical offices in countries that are currently experiencing armed military conflicts, our business and financial performance may be impacted due to ripple effects that geopolitical events may have on the world economy, energy markets, global trade, security, and supply chains. If we pursue projects in areas of conflict, we exercise due diligence to manage our risk exposure, including, most importantly, measures related to the safety and security of our staff. We also have robust business continuity plans and policies in place to assess and monitor geopolitical risks and policy and regulatory developments; however, due to the uncertain, multifaceted, and often unpredictable nature of geopolitical risks, our business, employees, and operations may experience adverse impacts as a result of geopolitical events.

Management's Discussion and Analysis
December 31, 2024	M-33	Stantec Inc.

Non-compliance with laws and regulations, including new or changing laws or regulations, or new exposures to existing laws, could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each jurisdiction with its own laws, regulations, and legal requirements. These include, among others, anti-corruption, export control and anti-boycott laws, trade restrictions, sanctions, data privacy and personal information laws, antitrust laws, tax laws and regulations, emerging regulations related to AI, human rights and modern slavery laws and reporting obligations, and evolving ESG regulations. As we continue to grow geographically and diversify our business, and as the regulation of ESG and human rights issues increases in certain jurisdictions, complying with additional laws, regulations, reporting requirements and standards could materially increase our costs; non-compliance could result in penalties, legal liabilities or remediation costs, and could have a significant impact on our reputation and results.

While we have a comprehensive code of business conduct in place, along with other policies and practices designed to support compliance with laws and regulations and prioritize conducting our business in accordance with high ethical, moral and legal standards, such controls are subject to inherent limitations including human error or the intentional, fraudulent or criminal acts or misconduct of our staff, agents, partners or third parties. Any such acts could expose our Company to fines and penalties, legal liability, sanctions, or impact our ability to bid on projects or deliver our services. Moreover, they may impact our reputation, operating results or financial condition, as well as our ability to attract and retain our staff.

Compliance with information security standards, such as those imposed by the US Department of Commerce’s National Institute of Standards and Technology 800-171, Federal Acquisition Regulations, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Our failure to meet those requirements would limit our ability to pursue projects.

Relaxed or repealed laws and regulations could also change demand for our services, impacting our revenues.

We also support clients during various projects and at times assist them in submitting related applications for permits and approvals from the regulatory agencies. Regulatory agencies may revise their permitting and approval requirements, which could cause project delays and scope changes, including scope reduction, thus exposing Stantec to financial losses. These projects may also be subject to continuous governmental oversight or review. If there are violations found by the government agency on a client’s project, the government agency may also claim Stantec is in violation of the applicable laws and regulations. In these cases, Stantec defends itself, but cannot predict the outcomes, which may be unfavorable, resulting in citations, fines and/or penalties, and lawsuits against Stantec may arise in the future as a result.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. In addition, we procure third-party software to support and protect our critical business operations. A failure in our IT infrastructure, or a failure by a third-party software provider, could lead to system interruption, loss of critical data, communication issues, and service delivery delays, all of which may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure so that our operations are adequately equipped to handle business processes and support all stages of project management. As Stantec continues to grow through acquisitions, our IT infrastructure must be agile and responsive to integrations and the addition of new locations and staff. The failure to maintain and upgrade our IT infrastructure in a timely and efficient manner may negatively impact project execution, integrations, growth objectives, and ultimately our revenues and profitability.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overhead, participation in joint arrangements, and the rate at which Stantec utilizes its workforce— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectible accounts and long collection cycles

Management's Discussion and Analysis
December 31, 2024	M-34	Stantec Inc.

At any time, Stantec carries a material amount of accounts receivable on its balance sheet attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing any delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all. Uncollectible accounts reduce our profits and, thus, directly impact the results of our operations.

Inefficiencies in invoicing clients or our project management processes, IT systems outages, and delays in the integration of acquired businesses all could increase the amount of time required to convert our unbilled receivables into receivables and collect on our accounts receivables. Such delays may impact our operating cash flows, limit our ability to invest in the Company's growth, and require Stantec to increase its borrowings to meet working capital requirements.

Utilization

Our failure to effectively manage the Company’s workforce and maintain adequate utilization (defined as the percentage of an employee's total hours doing billable work) may lead to decreased profitability and margins. The following factors, among others, may impact utilization: our ability to adequately allocate our professional staff's time between direct project hours and time spent on business development and administration, the efficiency of our internal project management procedures and systems, and the pace at which we integrate professional staff following an acquisition.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of experienced personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the scope of a project, project schedules, or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising out of the Company’s failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims. Further, there could be financial or other adverse impacts to our business or results of operations if we do not appropriately flow down our contractual liability to our subcontractors and subconsultants.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance and we are selective when choosing our partners.

Reduced demand for Stantec’s services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to economic conditions and events. As a global firm, we are exposed to geopolitical risks and macroeconomic fluctuations in global and local economies and capital and credit markets. Inflation, interest rates, currency fluctuations, financial and commodity market volatility, credit market disruptions, and changing government policies may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us for our services on time or at all, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows. Our

Management's Discussion and Analysis
December 31, 2024	M-35	Stantec Inc.

clients may divert or reduce spending or delay projects due to an unfavorable macroeconomic environment, changing government policies, or as a result of geopolitical events, which could also impact our backlog and financial results.

Clients may seek to reduce, change, or cancel the services they purchase, or demand more favorable contract terms, including lower prices. We may face increased competition due to economic conditions, which may lead to unfavorable contract terms that cause revenue and margin reductions and increased liability. In addition, our project margin, calculated as net revenue minus direct payroll costs, may be impacted by competition for projects, wage inflation and challenges in recovering increased labor costs through our contract rates.

Further, new trade barriers, tariffs, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes may develop rapidly, and their impact on our business and clients may be difficult to predict.

Further, our “backlog”, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date, may be affected by project delays, suspensions, cancellations, or scope adjustments that may occur from time to time due to considerations beyond Stantec’s control. Stantec’s contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. While the termination of any single contract is unlikely to materially impact our backlog, the loss of a material client or multiple significant contracts could adversely impact our reported backlog or net revenue.
In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spend, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving organic growth objectives.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
An integral part of Stantec’s growth strategy is pursuing the acquisition of firms that bolster Stantec’s presence in key business lines and geographies and drive growth. When sourcing acquisition targets, Stantec may face strong competition from other acquirers, which can put upward pressure on purchase prices. Suitable acquisition candidates may be difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable. Expansion into new geographies may require significant resources to identify new risks, appropriately adjust the acquisition due diligence process, and successfully integrate acquired companies.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to integrate acquired companies in an effective and timely manner may prevent us from achieving the key objectives of our acquisition program, including broadening our professional service offerings and geographic presence, increasing profitability, and gaining a competitive advantage.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:
•The need for significant cash expenditures, stock issuances or the assumption of debt
•Our ability to identify and quantify all significant risks during the due diligence process
•The assumption of certain liabilities associated with an acquired business, which may be known or unknown
•Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes, or at all
•The potential for decreased operating income or operating margins as a result of an acquisition, or our failure to recover investments made in connection with an acquisition
•Stantec’s exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business’ personnel, information technology, and financial management systems
•Costs incurred during the integration process, which may be significant
•Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
•Disruption to cash flow resulting from the financial migration process of integrating the acquired business
Any of these risks could adversely affect Stantec’s business and result in costs, delays, disruptions, or other financial or operational issues.

Management's Discussion and Analysis
December 31, 2024	M-36	Stantec Inc.

Stantec operates in a highly competitive industry.
Our work - professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics - covers all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, diversified (contracting/consulting) firms, and local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our failure to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitors' financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage including their ability to respond to clients’ needs.

A changing climate presents risks to our business, including transitional risks and physical risks.

Transitional Risks: Transitioning to a sustainable, net-zero economy may involve extensive legal, regulatory, market, and technology changes to our business. The failure to adequately comply with emerging reporting requirements in the jurisdictions we operate in and to meet industry and interested parties' expectations regarding ESG matters may give rise to financial and reputational risks.

Risks associated with transitioning to a sustainable economy include the following:

Legal and Regulatory Risks

Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. Current laws and regulations applicable to Stantec include the Streamlined Energy and Carbon Reporting and the Climate-related Financial Disclosure Regulations in the UK, the Treasury Laws Amendment in Australia, the Climate Accountability Package in California and the Corporate Sustainability Reporting Directive in Europe. As a federally-incorporated company in Canada, Stantec is closely monitoring the development of climate-related regulations by the Canadian Securities Administrators. Potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties.

Stantec provides services in various sectors across different geographies. As we work on infrastructure, buildings, energy and resources, water, and environmental projects, we may encounter new regulations and policies related to environmental protection or governments' efforts to encourage or inhibit certain projects. If we fail to comply with newly introduced requirements or adequately adjust our business model, including our fees and scope on projects, we risk financial losses from decreased revenues, project delays or cancellations, penalties, as well as reputational damage. Required actions to comply with new laws and regulations could also result in increased costs for Stantec and increase the risk of non-compliance.

Some of the codes, standards, and guidelines that govern the services Stantec provides may be based on historical climate data and may be outdated because the regulatory authorities may not have yet considered current and/or future climate conditions. This may require additional considerations on projects in light of changing climate conditions.

As required by project scope, we may utilize our subject matter expertise in climate science, mitigation, and/or adaptation to support our clients' efforts to mitigate climate-related risks by assisting with monitoring environmental and climate-related risks that may impact our clients and projects, which presents significant business opportunities.

Market and Reputational Risks

Companies’ climate change and sustainability actions may be considered by investors and other interested parties.

Stantec has made ESG and climate commitments, including aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with environmental and social key performance indicators, setting a 1.5ºC validated near-term science-based emissions reduction target, and committing to achieving operational

Management's Discussion and Analysis
December 31, 2024	M-37	Stantec Inc.

carbon neutrality and then net zero. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by an unexpected increase in travel, changes in the Company's flexible workplace strategy, or the activities of an acquired company and we do not meet our verified science-based emissions reduction targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec’s reputation and market positioning may be influenced or harmed by investors’ perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made.

Technology Risks

Stantec's use of carbon and water intensive technologies, such as AI, could result in increased energy usage and contribute to increased greenhouse gas emissions. This could increase Stantec’s reported emissions and impact our ability to meet ESG performance targets.

Physical Risks: The probability and unpredictability of extreme weather events will likely continue to increase due to climate change.

Our Company may experience climate-related physical risks, both acute (such as hurricanes, cyclones, fires, heat waves, and flooding) and chronic (such as sustained higher temperatures, sea level rise, and changing precipitation patterns). In general, such events may cause outages of critical services (such as data centers, electricity, and internet connectivity) and/or disrupt business continuity, resulting in the occurrence of operational response-related costs. Climate-related physical risks may cause damage to our offices and project sites, prevent our staff from travelling to work or working remotely, cause project delays, or lead to increased insurance premiums or the potential for reduced availability of insurance in high-risk locations. They may also limit the amount of time our employees can be in the field, either in response to an acute event (such as a heat wave or fire) or longer term (for example, as summer temperatures increase), resulting in changes to field work schedules, project delays or loss of revenue; cause staff-related impacts such as illness, health, and well-being issues, which may result in increased worker compensation claims and increased premiums; or cause increased operational costs due to atypical cooling, heating and air quality considerations. Our business interruption risk is exacerbated by the increasing frequency and severity of climate-related extreme weather events. Each of these factors may create financial risks for Stantec’s business.

The financial impacts to our business resulting from climate-related physical risks are mitigated as Stantec provides people-based professional services, operates in primarily leased office space, and has comprehensive health and safety practices for office and field work. Stantec has a robust business continuity plan, office locations across the globe, and staff that are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, through our expertise, we are able to participate in disaster preparedness planning and infrastructure recovery and assist in rebuilding communities experiencing impacts of severe weather events.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial condition and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also result in fines or jeopardize our continued listing on the Toronto Stock Exchange, the New York Stock Exchange or any other exchange on which our common shares may be listed.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Capital market risks could affect our business including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital.

Management's Discussion and Analysis
December 31, 2024	M-38	Stantec Inc.

Although we report our financial results in Canadian dollars, a greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds sterling, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of non-Canadian jurisdictions where we conduct business may impact our financial results.

Our credit facilities carry a floating rate of interest and, as a result, our interest costs have been impacted by increases to interest rates. Our senior unsecured notes have reduced our exposure to floating rates. We are subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds, and equity funds, respectively. We are also exposed to changes in our share price, as the obligation under our cash-settled long-term incentive plan is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations.
In addition, market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which may impact their demand for our services and our clients’ ability to pay for our services.

From time to time, we enter into contracts to manage market fluctuation risks. Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations, including complex public procurement laws, that are applicable to government contractors. Some of these contract terms and related government regulations may, among other things, permit the government to terminate a contract for convenience or prohibit us from equitably balancing liability. In addition, applicable laws and regulations impose additional requirements and some may control or restrict how we conduct our business. Complying with these requirements could necessitate additional internal controls and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors’ compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we receive inquiries, investigative demands, subpoenas, and similar requests related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially increase costs, including legal fees and expenses, and harm Stantec’s reputation, market standing, and revenues.

Given the nature of our government business, these audits, reviews, and investigations may focus, among other areas, on various aspects of procurement integrity, labor time reporting, sensitive and/or classified information access and control, executive compensation and hiring practices, incurred and claimed costs, false claims, and post government employment restrictions. Responses to such matters may require time and effort and can result in considerable costs being incurred by Stantec. Such requests can also lead to the assertion of claims or the commencement of administrative, civil, or criminal legal proceedings against Stantec and others, as well as to settlements.

With respect to sensitive information access and control, Stantec performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec’s reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence. In addition, Stantec’s employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or failure to maintain security clearances could result in Stantec losing the ability to perform classified contracts and/or result in liability.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US’s Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes even in circumstances where compliance with anti-corruption laws may conflict with local customs

Management's Discussion and Analysis
December 31, 2024	M-39	Stantec Inc.

and practices. We have developed processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, fraudulent or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, and result in reputational damage, even if we are ultimately found not to have engaged in misconduct.

Force majeure events may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec’s workforce, offices, IT infrastructure, and project sites may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, prolonged telecommunications and power outages, and acts of war or terrorism. While the diversification of geographies, business lines, and clients in our business, coupled with a strong business continuity program helps us to manage risk, the likelihood and impact of such events are difficult to predict. Depending on the type, magnitude, and frequency of force majeure events, our mitigation measures may not be sufficient, and as a result, such events could adversely affect the health and safety of our employees, as well as our business, operations, and financial results.

The rate and manner in which we adopt and utilize innovations and new technologies may affect our service offerings, project delivery, our competitive position, and the Company’s brand.
Stantec strives to advance its service offerings into the areas of digital technology and scientific consulting services, and our ability to utilize new and emerging technologies such as generative AI is tied to the Company’s strategic objectives and growth aspirations. Our failure to leverage technological and other advancements in a profitable, legal, and cybersecure manner may impact our ability to compete, retain existing clients, and attract new clients. However, the implementation of new technologies creates additional risks. For instance, there are information accuracy and bias, reliability, data privacy, and confidentiality risks associated with the use of AI. Further, contract requirements, emerging regulations, and data protection laws relating to the use of AI may create additional compliance requirements. Our failure to implement and adhere to policies and practices to balance the use of new technologies with the associated risks may affect the scope of our service offerings, project delivery, our competitive position, and our reputation. The failure to comply with an increasing number of laws, regulations, and contract requirements could result in penalties, expose the Company to mitigation or litigation costs, and ultimately result in financial losses or impact our business, reputation or revenues.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office rationalizations could result in restructuring and/or asset impairment charges.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the required limits.

An evolving and increasingly complex tax landscape could impair Stantec’s overall capital efficiency.
Stantec’s global presence and expansion into new geographies results in a complex tax profile that is managed by the Company’s internal tax specialists, with support from external advisors. Though we maintain a low-risk tax-profile by using accounting and fiscal principles to determine and support income tax positions, the complexity of various global and country-specific tax laws and ongoing global tax reform present risks for our organization. If our calculations of tax benefits and tax liabilities differ or are not recognized by applicable tax authorities or if the Company’s effective income tax rate changes, there may be a material impact on the results of our net income and cash flows. In addition, the Company may incur additional expenses if further resources are required to monitor and interpret changing tax rules and regulations, respond to audits, or defend our tax position.

Management's Discussion and Analysis
December 31, 2024	M-40	Stantec Inc.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has defined benefit pension plans for employees in certain countries. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, digital technologies, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, integration of digital technologies, and a robust innovation program.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems
Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2022 (Information Security Management)

Stantec has achieved global ISO certification across the majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards.
Throughout our organization, we use a Project Management Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Management's Discussion and Analysis
December 31, 2024	M-41	Stantec Inc.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our business operating units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include: detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cybersecurity training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Reporting to management and the ARC, our global internal audit team conducts independent audits over key financial and operational processes. The annual audit plan is developed using a risk-based approach and in consultation with management. As well, annually, the internal audit team conducts independent assurance testing over financial and information technology controls in support of Sarbanes-Oxley certifications.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage; workers’ compensation and employer’s liability; directors’ and officers’ liability; professional, pollution, and cyber liability; fiduciary; and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and/or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated Corporate Development team, which is responsible for:
•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence
•Negotiating and closing transactions
•Integrating employees and leadership structures and systems

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development team which has developed, through continuous learning and experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. A senior regional or business leader is also appointed for each acquisition. We have implemented a hybrid model of on-site and remote work, which reduces administrative costs and is adaptable to changing travel restrictions or other rules.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated unsecured senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $550 million in senior unsecured notes, unsecured bilateral term credit facility ($100 million), uncommitted unsecured multicurrency and overdraft facilities, and the issuance of common shares.

Management's Discussion and Analysis
December 31, 2024	M-42	Stantec Inc.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2024.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired businesses of ZETCON, Morrison and Hershfield, and Hydrock. The financial results are included in the Company’s 2024 audited consolidated financial statements because these entities were acquired by the Company through a business combination during 2024. The aggregate assets of this entity represent 2.6% of the Company’s total assets as at December 31, 2024, and the aggregate liabilities represent 2.8% of the Company's total liabilities as at December 31, 2024. Gross revenue earned from the date of acquisition to December 31, 2024, represents 5.5% of the Company's gross revenue for the year ended December 31, 2024.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls accompanies our 2024 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2024, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event
Dividends
On February 24, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on April 15, 2025, to shareholders of record on March 28, 2025.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Management's Discussion and Analysis
December 31, 2024	M-43	Stantec Inc.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2025 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our belief that global trends continue to drive strong demand for our services;
•Our belief that our industry continues to consolidate and provide robust acquisition opportunities to grow strategically in all our key sectors;
•Our intention to continue to pursue selective acquisitions;
•Our belief that our marketing and business development growth programs, combined with our strong expertise and our exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us;
•Our belief that we have the right business mix between our five Business Operating Units, and their work within multiple sub-sectors, to meet demand and provide a high level of diversification for Stantec;
•Our belief that our business mix and our growing geographic diversification also creates resiliency within our business;
•Our belief that we on track for achieving the growth aspirations outlined in our 2024-2026 Strategic Plan
•Our expectations in our Outlook section to address our targets and expectations for 2025:
◦Public sector spending will continue in alignment with currently announced programs and acts and do not contemplate any recessions of significance developing in any of our key geographies;
◦Net revenue growth of 7% to 10%, with organic net revenue growth in the mid- to high-single digits;
◦Organic growth in Canada, the US and Global regions in the mid- to high- single digits;
◦Adjusted EBITDA margin in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies;
▪Adjusted EBITDA margin in Q1 and Q4 2025 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere, offset by moving to the higher end of the range or above in Q2 and Q3 of 2025 as seasonal activities increase;
◦Adjusted net income as a percentage of net revenue above 8.8%;
◦Adjusted EPS growth in the range of 16% to 19%;
◦Adjusted ROIC expected to be above 12%;
◦Effective tax rate (without discrete transactions) in the range of 22% to 23%, earnings pattern of 42-47% in Q1 and Q4 2025 and 53-58% in Q2 and Q3 2025, capital expenditures as a percentage of net revenue of 1.5% to 2.0%, a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, and DSOs at or below 80;
•Our expectation to contribute approximately $8 million to pension plans in 2025;
•Our expectation that the major projects awarded in 2024 will proceed as planned in Canada, the United States and globally;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
•Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
•Our ability to meet the terms of our lease payment commitments on the agreed terms and conditions;
•Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds;

Management's Discussion and Analysis
December 31, 2024	M-44	Stantec Inc.

•Our expectations in the Critical Accounting Estimates section, including our belief that each of the assumptions and estimates contained therein are appropriate to the circumstances and reflect the most likely future outcomes; and
•Our expected adoption of accounting standards discussed in the Critical Accounting Developments, Estimates, and Measures section of this MD&A.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2025 and their effect on our business. The material factors and assumptions used to support our 2025 outlook included on M-10 are set forth below:
•Management assumed an average value for the US dollar of $1.41, GBP $1.73, and AU of $0.90 for 2025.
•The overnight interest rate target is currently 3.00% in Canada, 4.33% in the US, and 4.45% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 22% to 23% and was considered based on the tax rates in place as of December 31, 2024, as well as our mix of expected earnings for the countries we operate in.
•Canada's GDP is expected to grow by 1.8% in 2025, while the US is projected to see a growth rate of 1.9%. In global markets, the UK is expected to experience GDP growth of 1.6%, while Australia is forecasted to grow by 0.6%.
•In Canada, the number of total housing starts is forecasted to decrease in 2025 by 9% compared to 2024. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2025 is 1.33 million, a 3% decrease compared to 2024.
•The American Institute of Architects ABI (architectural billing index) has decreased to 44.1 as of December 2024 from 45.4 at the end of 2023, reflecting a slight softening in business conditions, however architectural billings are expected to remain consistent in 2025.
•The World Bank expects oil, metals, and mineral prices for 2025 to increase slightly from 2024 levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 24, 2025, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2025, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2024	M-45	Stantec Inc.